Western Asset Intermediate Muni Fund Inc.

Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Western Asset Intermediate
Muni Fund Inc. was held on April 27, 2007, for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the meeting:


	     	     		  		    Common Shares   Preferred
	     	   Common Shares  Preferred Shares  Votes 	    Shares Votes
Nominees	   Votes For	  Votes For	    Withheld        Against
Carol L. Colman	   N/A	     	  1,973	     	    N/A		    4
Paolo M. Cucchi    12,837,701	  1,973	     	    554,224	    4
Leslie H Gelb      12,804,204	  1,973   	    587,731	    4


At June 30, 2007, in addition to Carol L. Colman, Paolo M. Cucchi and Leslie H. Gelb, the other Directors of the Fund were as follows:
	Daniel P. Cronin
	R. Jay Gerken
	William R. Hutchinson
	Dr. Riordan Roett